Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-265505 and 333-226582) on Form S-8 and (Nos. 333-228740 and 333-267240) on Form S-3 of our report dated March 7, 2024, with respect to the consolidated financial statements of Berry Corporation (bry) and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP
Dallas, Texas
March 7, 2024